09004105

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2008

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits, as of October 31, 2008 and 2007	5
Statement of Changes in Net Assets Available for Benefits, for the Year Ended October 31, 2008	6
Notes to Financial Statements	7
SUPPLEMENTAL SCHEDULE AS OF OCTOBER 31, 2008:	16
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at the End of Year)	17

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended October 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of October 31, 2008, and (2) delinquent participant contributions for the year ended October 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2009

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2008 AND 2007 (IN THOUSANDS)

	2008	2007
ASSETS:		
NONINTEREST-BEARING CASH	$ 741	$ 353
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund	533,047	550,146
Deere & Company Common Stock Fund	226,023	368,303
Fidelity Intermediate Bond Commingled Pool	56,448	50,316
Fidelity Mutual Funds	1,326,826	2,024,908
Fidelity BrokerageLink Accounts	118,375	185,775
Loans to participants	27,024	24,540
Total investments	2,287,743	3,203,988
RECEIVABLES:		
Due from broker	13,735	93,662
Accrued income and other receivables	10,987	9,622
Total receivables	24,722	103,284
TOTAL ASSETS	2,313,206	3,307,625
LIABILITIES:		
Due to broker	13,629	92,978
Other liabilities	4,277	2,852
	17,906	95,830
NET ASSETS AVAILABLE FOR BENEFITS - AT FAIR VALUE	2,295,300	3,211,795
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	5,256	1,661
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,300,556	$ 3,213,456

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2008 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 136,135
Employer	106,924
Total contributions	243,059
Net transfers from affiliate plans	1,556
TOTAL ADDITIONS	244,615
DEDUCTIONS:	
Benefits paid to participants	(179,021)
INVESTMENT (LOSS) INCOME:	
Net depreciation in fair value of investments	(1,181,831)
Interest and dividends	153,832
Net investment (loss)	(1,027,999)
TOTAL DEDUCTIONS	(1,207,020)
DECREASE IN NET ASSETS	(962,405)
PLAN MERGERS	49,505
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	3,213,456
End of year	$ 2,300,556

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax deferred savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee, investment manager, and recordkeeper.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire or otherwise if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. The Plan provides for automatic enrollment of all eligible newly-hired employees at a two percent deferral rate. Effective September 1, 2006, the Plan implemented an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every March 1st until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. Effective March 1, 2007, the Plan accepts Roth elective deferrals, as well as Roth catch-up contributions, made on behalf of eligible participants which are allocated to a separate account source.

The Company provides matching contributions to the Plan on up to a maximum of six percent of the employee's earnings, as limited by the IRC. The percentage (which varies by division within the Company) is determined in accordance with the Plan agreement, and is based on the profitability of the Company or division during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in the funds as specified by participants. Monies may be held and invested by Fidelity in a Fidelity Freedom Fund closest to the employee's 65th birthday until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and employer contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the employer match is three times greater for the first two percent of participant contributions than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service.

Plan Mergers – Effective February 1, 2008, the LESCO Inc. Stock Investment and Salary Savings Plan and Trust (the "LESCO Plan") was merged with the Plan. Total participant balances of $41,903,885 were transferred to the Plan in February 2008.

Effective October 24, 2008, the T-Systems International, Inc. 401(k) Profit Sharing Plan was merged with the Plan. Participant balances of $7,600,615 were transferred to the Plan in October 2008.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2008 and 2007, forfeited nonvested accounts totaled $4,332,406 and $3,840,756, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2008, employer contributions were reduced by $500,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds which include the following as of October 31, 2008:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 32 Fidelity Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. Further, if an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, common stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for participant loans as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year. On November 14, 2007, a special meeting of stockholders was held authorizing a two-for-one stock split effected in the form of a 100 percent stock dividend to holders of record on November 26, 2007, distributed on December 3, 2007. All share data has been adjusted to reflect the effect of the stock split for all periods presented.

The Deere & Company Common Stock Fund is maintained on a unit value basis. This basis did not change as a result of the two-for-one stock split. Each unit outstanding represents twice the number of shares represented prior to the stock split. The number of units and related net asset value per unit as of October 31, 2008 and 2007 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2008	4,000,920	$ 56.49
October 31, 2007	3,306,071	111.40

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

The Blended Interest Fund – The Blended Interest Fund is a stable value investment option to participants that includes several synthetic guaranteed investment contracts ("GIC's") which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC's include underlying assets which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, Rabobank Nederland, State Street Bank and Trust Company, and Natixis Financial Products Inc. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates of the wrapper contracts are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a Plan merger initiated by the Company, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2008	2007
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	4.31 %	4.94 %
Based on interest rate credited to participants (2)	3.91	4.68

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying assets of the investment wrap contracts are stated at fair value and are determined by Fidelity based on quoted market prices. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

In accordance with Financial Accounting Standards Board (the "FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the statements of net assets available for benefits presents the GICs at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Net Transfers From Affiliate Plans – Transfers represent net assets transferred to the Plan during the year ended October 31, 2008 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2008 and 2007.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

New Accounting Standard to be Adopted – In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value and expands disclosures about fair value measurements. These methods will apply to other accounting standards that use fair value measurements and may change the application of certain measurements used in current practice. The effective date is the beginning of fiscal year 2009. The adoption will not have a material effect on the Plan's financial statements.

3. INVESTMENTS

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2008 and 2007 are as follows (dollars in thousands):

	2008	2008 Percent of Net Assets	2007	2007 Percent of Net Assets
Deere & Company Common Stock Fund*	$226,023	10 %	$368,303	11 %
Spartan U.S. Equity Index Advantage Fund*	179,054	8	294,375	9
U.S. Treasury Note 4.5% 11/30/11	162,431	7		
Fidelity Growth Company Fund*	158,972	7	255,586	8
Fidelity Institutional Money Market Fund*	141,201	6		
Fidelity Magellan Fund*	129,855	6	251,837	8
Fidelity Overseas Equity Fund*			164,345	5
Fidelity Puritan Fund*			161,536	5

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,181,831 as follows (in thousands):

Deere & Company Common Stock Fund*	$ (199,282)
Fidelilty Puritan Fund*	(55,041)
Fidelity Magellan Fund*	(143,021)
Fidelity Equity Income Fund*	(62,323)
Fidelity Growth Company Fund*	(106,652)
Fidelity OTC Portfolio Fund*	(48,570)
Fidelity Overseas Equity Fund*	(102,199)
Fidelity Asset Manager 50% Fund*	(13,560)
Fidelity Asset Manager 70% Fund*	(26,186)
Fidelity Asset Manager 85% Fund*	(1,101)
Fidelity Asset Manager 20% Fund*	(4,416)
Fidelity Diversified International Fund*	(77,833)
Fidelity Small Cap Independent Fund*	(63,928)
Fidelity Freedom Income Fund*	(615)
Fidelity Freedom 2000*	(458)
Fidelity Freedom 2010*	(9,910)
Fidelity Freedom 2020*	(13,087)
Fidelity Freedom 2030*	(12,838)
Fidelity Freedom 2040*	(15,032)
Fidelity Freedom 2005*	(751)
Fidelity Freedom 2015*	(9,560)
Fidelity Freedom 2025*	(7,386)
Fidelity Freedom 2035*	(7,379)
Fidelity Freedom 2045*	(1,880)
Fidelity Freedom 2050*	(2,243)
Spartan U.S. Equity Index Advantage Fund*	(108,761)
Fidelity BrokerageLink Accounts*	(82,318)
Fidelity Intermediate Bond Commingled Pool*	(2,420)
Spartan International Index*	(986)
Spartan Extended Market Index*	(664)
Vanguard Growth Indexed Investor	(306)
Vanguard Small Cap Indexed Investor	(558)
Vanguard Value Index Investor	(544)
Fidelity Institutional Money Market Fund*	(23)
	$ (1,181,831)

*Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 5,861,306 and 4,755,279 shares (post two-for-one stock split on December 3, 2007, see Note 2) of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $232 million and $145 million at October 31, 2008 and 2007, respectively. During the year ended October 31, 2008, the Plan recorded dividend income of approximately $5.0 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

7. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted the December 21, 2007 contributions of $1,883 of participants of the LESCO Plan to the trustee later than that required by Department of Labor ("D.O.L.") Regulation 2510.3-102. The Company intends to remedy the untimely remittance in accordance with the IRC.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2008 (dollars in thousands).

	2008
Net assets available for benefits per the financial statements	$ 2,300,556
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,256)
Net assets available for benefits per the Form 5500	$ 2,295,300

For the year ended October 31, 2008, the following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500 (dollars in thousands).

	2008
Decrease in net assets per the financial statements	$ (962,405)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,256)
Decrease in net assets per the Form 5500	$ (967,661)

The following is a reconciliation of the Blended Interest Fund per the financial statements to the Form 5500 as of October 31, 2007 (dollars in thousands).

	2007
Statement of net assets available for benefits:	
Blended Interest Fund, at fair value	$ 550,146
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,661
Blended Interest Fund per the Form 5500, at contract value	$ 551,807

* * * * *

SUPPLEMENTAL SCHEDULES

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND		
ANZ NATL INTL 6.2 7/19/13 144A	660,000	596
ACE 03-HS1 M1 1ML+75 6/33	4,344	4
ACE 05-SD1 A1 1ML+40 11/50	20,606	17
ARMT 04-2 7A3 1ML+40 2/35	46,762	32
ABCMT 07-A2 A2 5% 3/13	2,830,000	2,179
AMCAR 04-CA A4 3.61% 5/11	103,450	96
AMCAR 04-DF A4 3.43% 7/11	359,411	324
AMCAR 05-CF A4 4.63% 6/12	944,429	838
AMCAR 06-1 B 5.2% 3/11	70,000	67
APART 07-1 B 5.35% 3/11	240,000	180
APART 07-2M A3A 5.22% 4/10	490,000	429
AMCAR 06-BG A4 5.21% 9/13	691,920	563
BACM 04-6 XP CSTR 12/42	5,259,646	56
BACM 05-3 XP CSTR 7/43	12,872,867	138
BACM 04-4 A3 4.128% 7/42	625,000	610
BACM 04-5 XP CSTR 11/41	7,112,895	74
BACM 05-4 XP CSTR 7/45	7,072,366	43
BOAMS 04-J 2A1 CSTR 11/34	296,675	255
BOAMS 05-E 2A7 CSTR 6/35	640,000	487
BOAMS 05-J 2A4 12ML 11/35	2,035,000	1,720
BACM 06-6 XP CSTR 10/45	15,140,175	232
BACM 2006-4 A1 CSTR 5/11	155,383	148
BACM 2006-4 XP CSTR 7/46	25,121,505	383
BACM 06-5 A1 5.185% 7/11	264,924	250
BACM 2006-5 XP .832% 9/47	9,313,699	200
BANKAMER 7.8% 2/15/10 GLBL	1,700,000	1,716
BANK AMER 4.9% 5/01/13	735,000	680
BANK OF NEW YORK 4.95% 1/14/11	145,000	142
BOIT 04-B2 B2 4.37% 4/12	1,500,000	1,407
BOIT 04-A6 A6 3.94% 4/16/12	1,995,000	1,948
BAYERISCHE LAND 5.65% 2/01/09	1,715,000	1,722
BAYC 04-2 A 1ML+43 8/34	225,887	194
BAYC 04-3 A1 1ML+37 1/35	267,951	232
BAYC 04-3 A2 1ML+42 1/35	38,279	32
BAYC 04-3 M1 1ML+50 1/35	57,418	43
BSCMS 04-ESA A3 4.741% 5/16	750,000	755
BSCMS 04-ESA C 4.937% 5/16	985,000	993
BSCMS 04-ESA D 4.986% 5/16	135,000	136
BSCMS 04-ESA E 5.064% 5/16	1,730,000	1,746

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BSCMS 04-PWR5 A2 4.25% 7/42	526,359	509
BSCMS 04-PWR5 X2 CSTR 7/42	3,334,241	82
BSCMS 04-T16 A3 4.03% 2/46	1,237,267	1,205
BSCMS 04-T16 X2 CSTR 2/46	2,536,499	54
BSCMS 03-T12 X2 CSTR 8/39	1,859,132	22
BSCMS 04-PWR6 X2 CSTR 11/41	3,081,906	56
BSCMS 06-PW13 X2 CSTR 9/41	7,943,138	135
BSCMS 2006-T24 X2 CSTR 10/41	8,156,676	133
BSCMS 07-PW15 A1 5.016% 2/44	50,429	46
BSCMS 2007-PW15 X2 CSTR 2/44	27,710,451	429
BSCMS 07-T26 X2 CSTR 1/12/45	24,873,772	169
BERKSHIRE HAT 4.6% 5/15/13 144A	1,200,000	1,161
BRHEA 06-A A2R 5.03% 12/41	2,435,000	2,289
CD 06-CD2 A1 5.3020% 1/46	658,674	630
CITEC 06-VT1 A3 5.13% 12/08	194,770	195
CITEC 06-VT2 A4 5.05% 4/20/14	1,115,000	1,089
CNH 05-A A4B 4.29% 6/12	290,639	288
COMM 05-C6 XP CSTR 6/44	14,046,266	68
CPS 06-C A3 5.14% 1/11	206,214	199
CPS 07-B A3 5.47% 11/11	440,000	410
CPS 2007-C A3 5.45% 5/12 144A	374,998	327
CWHL 02-25 2A1 5.5% 11/17	181,337	167
CWHL 05-HYB3 2A6B CSTR 6/35	365,000	231
CARAT 07-SN1 B 5.52% 3/15/11	220,000	154
CARAT 2006-SN1A A4A 5.32% 3/10	780,000	766
COAFT 05-C A4A 4.71% 6/12	1,803,018	1,615
COMET 04-B6 B6 4.155% 7/12	1,055,000	989
COMET 07-B3 B3 5.05% 3/13	2,915,000	2,534
COMET 07-B5 B5 5.4% 5/13	1,370,000	1,181
COPAR 05-1 B 4.58% 8/15/12	850,000	774
COPAR 06-2 A4 4.94% 7/12	480,000	453
CTCDO 04-1A A2 1ML+45 7/39	290,000	203
CFAT 2006-A A4 5.62% 8/11	1,750,000	1,750
CD 06-CD3 XP CSTR 10/48	27,620,473	471
CHASE 07-A2 2A1 CSTR 7/37	65,683	57
CITIGROUP 6.5% 1/18/11	795,000	774
CCCIT 06-B2 B2 5.15% 3/11	1,315,000	1,300
CCCIT 07-B2 B2 5% 4/12	1,870,000	1,727
CGCMT 04-C2 XP CSTR 10/41	3,403,875	71
CGCMT 05-EMG A2 4.2211 9/51	338,225	327

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CWCI 07-C2 A1 CSTR 9/11	300,138	275
COMM 01-J2A A1 5.447% 7/34	1,284,098	1,230
COMM 06-C8 A1 5.11% 12/46	433,355	413
COMM 06-C8 XP CSTR 12/46	35,495,374	647
COMM 06-CN2A A2FX 5.449% 2/19	720,000	662
COMM 04-LB4A XP CSTR 10/37	8,962,618	134
COMM 05-LP5 XP CSTR 5/43	6,688,769	51
GCCFC 2006-GG7 A1 5.7435% 7/38	375,172	361
GCCFC 07-GG9 A1 5.233% 03/39	331,257	309
CPS 2006-B A3 5.73% 6/16	152,910	152
CPS 06-D A3 5.157% 05/11	975,000	881
CPS 06-D A4 5.115% 08/13	1,205,000	930
CREDIT SUISSE NY 5% 5/15/13	1,977,000	1,784
CSFB 2002-CP5 A1 4.106 12/35	415,208	383
CSFB 03-C5 A3 4.429% 12/36	643,100	600
CSFB 03-C4 A3 CSTR 8/36	570,211	538
CSFB 04-C1 A3 4.321% 1/37	511,065	483
CSFB 04-C4 ASP CSTR 10/39	3,548,793	73
CSFB 04-C3 ASP CSTR 7/36	8,829,600	132
CSMC 07-C3 A1 CSTR 6/39	223,910	211
CSMC 06-C5 ASP CSTR 12/39	21,792,315	536
CSMC 06-C4 ASP CSTR 9/39	41,454,581	919
CSMC 07-C1 A1 5.227% 2/40	239,296	226
CSMC 07-C1 ASP CSTR 2/40	36,054,531	594
CSMC 07-C2 A1 5.237% 1/49	192,824	181
CSFB 05-C1 ASP CSTR 2/38	7,699,157	65
CSFB 05-C2 ASP CSTR 4/37	6,385,364	93
DBS BK LTD 5.125/VAR 5/17 144A	1,000,000	935
DRT 00-1A A2 6.971% 3/10	119,931	115
DRVT 2006-A A3 5.501% 11/11	451,269	425
FHLM ARM 4.889% 3/33 #847126	13,135	13
FHLM ARM 4.69% 11/35 #1B2428	605,518	603
FHLM ARM 4.314% 12/34 #1B2670	65,122	65
FHLM ARM 4.22% 2/35 #1B2747	480,689	481
FHLM ARM 4.63% 3/35 #1B2811	289,922	291
FHLM ARM 4.49% 4/35 #1B2869	344,576	344
FHLM ARM 4.497% 6/35 #1B2907	73,345	75
FHLM ARM 4.68% 1/36 #847584	113,491	112
FHLM ARM 5.084% 8/35 #1J0005	109,817	110
FHLM ARM 4.401% 2/35 #1G0103	227,626	227

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTNUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLM ARM 4.37% 3/35 #1G0125	112,563	112
FHLM ARM 4.444% 3/35 #1G0133	79,879	80
FHLM ARM 4.504% 3/35 #1G0145	70,628	70
FHLM ARM 4.941% 11/35 #1J1228	279,397	280
FHLM ARM 5.26% 1/36 #1J1274	257,168	262
FHLM ARM 5.88% 4/36 #1J1279	529,872	533
FHLM ARM 4.93% 9/35 #1K1215	336,472	336
FHLM ARM 5.78% 10/35 #1N0063	86,551	87
FHLM ARM 5.37% 12/35 #1N0106	371,249	372
FHLM ARM 5.62% 12/35 #1N0117	400,120	398
FHLM ARM 5.775% 1/37 #1N1446	406,506	408
FHLM ARM 5.15% 8/36 #1B7241	205,272	207
FHLM ARM 5.85% 1/36 #1G1803	681,435	685
FHLM ARM 5.62% 1/36 #1G1820	569,121	571
FHLM ARM 6.07% 6/36 #1G2424	187,965	189
FHLM ARM 5.34% 6/35 #1L0097	197,400	196
FHLM ARM 5.885% 6/35 #1L1275	141,442	141
FHLM ARM 4.83% 11/35 #1Q0166	415,552	416
FHLM ARM 4.441% 2/34 #781229	54,346	53
FHLM ARM 4.30% 11/34 #782877	264,498	258
FHLM ARM 4.232% 1/35 #782988	100,084	98
FHLM ARM 4.60% 2/35 #783028	248,511	244
FHLM ARM 4.434% 2/35 #783032	95,303	94
FHLM ARM 4.307% 3/35 #783067	46,348	45
FHLM ARM 4.42% 4/35 #783096	401,852	394
FHLM ARM 4.74% 4/35 #783104	461,802	455
FHR 2382 MB 6% 11/16	531,676	537
FNMA DN 0% 9/25/09	5,900,000	5,761
FNR 96-28 PK 6.5 7/25	401,870	416
FNMA 5 10/15/11	2,020,000	2,105
FNMA 5% 2/16/12	2,600,000	2,701
FNMA 15YR 7.00% 10/14 #252799	3,527	4
FNMA 15YR 7.00% 11/14 #252870	76,539	79
FNMA 15YR 6.50% 5/32 #254343	217,343	222
FNMA 15YR 4.00% 9/18 #254919	946,614	880
FNMA ARM 4.25% 2/35 #255658	52,499	53
FNMA 15YR 7.00% 2/12 #313302	31,209	32
FNMA 15YR 6.50% 6/14 #323794	245,281	250
FNMA 15YR 7.00% 2/13 #414328	6,555	7
FNMA 15YR 6.50% 6/13 #420037	52,282	53

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA 15YR 6.00% 10/13 #446050	16,521	17
FNMA 15YR 7.00% 10/13 #449457	43,218	45
FNMA 15YR 6.00% 6/14 #481297	36,964	38
FNMA 15YR 7.00% 7/14 #504647	1,109	1
FNMA 15YR 7.00% 11/14 #512139	1,938	2
FNMA 15YR 7.00% 3/15 #525411	10,885	11
FNMA 15YR 7.00% 9/16 #545226	84,522	88
FNMA 15YR 7.00% 3/17 #545582	291,725	302
FNMA 15YR 7.00% 8/17 #545912	3,468	4
FNMA 15YR 7.00% 9/15 #553148	7,156	7
FNMA ARM 4.305% 8/33 #555696	64,945	64
FNMA ARM 4.38% 7/33 #555702	270,314	266
FNMA 15YR 6.50% 6/15 #555720	258,471	263
FNMA 15YR 6.00% 4/16 #574415	1,989	2
FNMA 15YR 6.00% 1/15 #594280	6,876	7
FNMA 15YR 6.00% 9/17 #656539	218,688	221
FNMA 15YR 6.00% 12/17 #663675	16,172	16
FNR 03-81 NY 4.5% 9/16	1,900,000	1,869
FNR 03-123 AB 4% 10/16	700,340	695
FNR 2004-7 J 4% 7/17	1,242,647	1,222
FNR 2004-3 BA 4% 7/17	42,740	42
FHR 2626 NA 5% 6/23	528,256	532
FHR 2635 DG 4.5% 1/18	1,359,544	1,333
FHR 2677 LC 4.5% 6/15	600,000	604
FHR 2702 AB 4.5% 7/27	2,121,330	2,112
FHR 2786 GA 4% 8/17	563,420	553
FHR 2780 A 4% 12/14	1,141,408	1,132
FHR 2809 UA 4% 12/14	142,974	143
FNR 06-49 CA 6% 2/31	863,309	882
FHR 2885 PC 4.5% 3/18	835,000	823
FHR 2901 UM 4.5% 1/30	1,644,873	1,632
FHR 3077 GA 4.5% 8/19	829,988	819
FNMA 3.875% 7/12/13	5,800,000	5,731
FNMA 3.625% 8/15/11	19,094,000	19,285
FNMA ARM 4.318% 3/33 #694530	24,776	25
FNMA ARM 4.801% 2/33 #695019	40,811	41
FNMA ARM 4.292% 3/33 #701296	18,852	19
FNMA ARM 3.984% 5/33 #703915	12,251	12
FNMA ARM 4.079% 4/33 #708221	7,910	8
FNMA ARM 4.57% 6/33 #712321	94,247	95

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.351% 6/33 #720921	16,083	16
FNMA ARM 5.12% 1/34 #725109	31,205	30
FNMA 15YR 7.00% 11/18 #725746	182,267	188
FNMA ARM 4.862% 9/34 #725855	81,929	82
FNMA ARM 4.832% 8/34 #725858	34,004	33
FNMA ARM 4.409% 10/34 #725968	241,122	241
FNMA ARM 4.115% 2/35 #735343	11,580	12
FNMA ARM 4.319% 5/35 #735538	34,756	35
FNMA ARM 4.66% 7/35 #735942	240,439	241
FNMA 15YR 7.00% 8/11 #744150	34,597	36
FNMA ARM 4.78% 10/35 #745030	255,707	256
FNMA ARM 5.01% 11/35 #745124	239,371	240
FNMA ARM 5.33% 2/36 #745391	189,275	190
FNMA ARM 5.51% 4/36 #745672	353,362	355
FNMA ARM 5.45% 5/36 #745676	314,694	317
FNMA ARM 4.64% 9/35 #745773	257,487	257
FNMA ARM 5.541% 11/36 #745972	329,131	330
FNMA ARM 3.753% 10/33 #746320	40,821	40
FNMA 15YR 6.50% 12/18 #747888	316,154	322
FNMA ARM 4.055% 10/18 #749296	23,480	24
FNMA ARM 4.358% 10/33 #754672	17,863	18
FNMA ARM 3.752% 10/33 #755148	45,059	45
FNMA ARM 3.750% 1/34 #761058	46,809	47
FNMA 20YR 5.50% 6/23 #763083	516,542	506
FNMA ARM 4.250% 1/34 #765659	55,372	55
FNMA ARM 4.25% 2/34 #765660	55,227	55
FNMA ARM 4.321% 2/35 #773246	324,738	324
FNMA ARM 4.38% 3/35 #773264	187,830	188
FNMA ARM 4.455% 3/35 #773281	91,164	91
FNMA ARM 4.351% 1/35 #783580	60,921	61
FNMA ARM 4.499% 3/35 #783587	194,864	191
FNMA ARM 4.876% 7/34 #785318	194,858	195
FNMA ARM 4.85% 8/34 #790089	132,721	132
FNMA ARM 5.019% 9/34 #790458	61,881	62
FNMA ARM 5.106% 9/34 #790762	58,347	58
FNMA ARM 4.82% 8/34 #793420	232,852	234
FNMA ARM 4.83% 9/34 #794244	149,918	150
FNMA ARM 4.82% 9/34 #794465	108,620	108
FNMA ARM 4.96% 8/34 #796987	452,214	452
FNMA ARM 4.96% 8/34 #796988	171,586	171

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.202% 1/35 #797418	100,714	100
FNMA ARM 4.67% 11/34 #799727	154,273	153
FNMA ARM 4.85% 11/34 #799812	138,073	138
FNMA ARM 4.825% 12/34 #800297	113,977	113
FNMA ARM 4.845% 12/34 #800335	48,451	48
FNMA ARM 5.00% 9/34 #801341	660,589	661
FNMA ARM 5.05% 7/34 #801635	22,252	22
FNMA ARM 4.118% 1/35 #807221	39,420	40
FNMA ARM 4.5% 2/35 #809429	526,460	526
FNMA ARM 4.38% 2/35 #809593	381,547	381
FNMA ARM 4.625% 2/35 #809931	142,635	143
FNMA ARM 4.872% 1/35 #810896	988,935	987
FNMA ARM 4.57% 2/35 #811803	28,771	29
FNMA ARM 4.76% 1/35 #815321	301,941	301
FNMA ARM 4.790% 1/35 #815323	183,643	183
FNMA ARM 4.293% 3/35 #815586	29,489	30
FNMA ARM 4.75% 5/35 #815626	98,119	97
FNMA ARM 4.80% 2/35 #816593	192,474	192
FNMA ARM 4.639% 2/35 #816599	14,795	15
FNMA ARM 4.372% 4/35 #820407	20,653	21
FNMA ARM 4.5% 5/35 #820996	35,288	36
FNMA ARM 4.575% 7/35 #822002	93,935	95
FNMA ARM 5.12% 6/35 #823810	108,034	109
FNMA ARM 4.96% 6/35 #825388	278,237	276
FNMA ARM 4.796% 8/35 #825485	135,220	135
FNMA ARM 4.302% 1/35 #827592	46,127	45
FNMA ARM 5.10% 5/35 #827782	141,904	143
FNMA ARM 5.208% 5/35 #827783	1,241,958	1,245
FNMA ARM 5.180% 5/35 #827785	184,738	185
FNMA ARM 4.520% 8/35 #829603	96,054	94
FNMA ARM 5.203% 6/35 #830605	185,529	187
FNMA ARM 4.555% 7/35 #832099	159,580	162
FNMA ARM 4.57% 9/35 #832727	368,484	368
FNMA ARM 4.71% 8/35 #834548	1,789,219	1,789
FNMA ARM 5.344% 7/35 #834917	19,515	20
FNMA ARM 5.04% 7/35 #834931	658,486	659
FNMA ARM 5.101% 7/35 #841837	227,857	224
FNMA ARM 5.349% 12/34 #843013	60,881	61
FNMA ARM 5.280% 3/35 #843014	20,297	20
FNMA ARM 5.16% 9/35 #843021	970,142	974

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 5.15% 9/35 #843028	1,523,880	1,530
FNMA ARM 4.69% 11/35 #844061	325,210	325
FNMA ARM 5.23% 12/35 #846701	401,345	403
FNMA ARM 4.893% 10/35 #847787	117,608	119
FNMA ARM 5.32% 1/36 #850852	445,867	448
FNMA ARM 5.409% 2/36 #865319	62,022	62
FNMA ARM 5.839% 1/36 #879146	362,650	366
FNMA ARM 5.40% 11/35 #879153	259,306	261
FNMA ARM 5.80% 3/36 #881670	158,300	160
FNMA ARM 5.79% 3/36 #881956	632,919	639
FNMA ARM 6.25% 6/36 #886983	46,050	46
FNMA ARM 4.56% 5/35 #888115	826,274	828
FNMA ARM 4.86% 7/35 #888382	564,982	568
FNMA ARM 5.07% 9/36 #888398	1,173,150	1,175
FNMA 15YR 4.50% 12/18 #888889	1,953,891	1,881
FNMA ARM 4.36% 10/37 #889704	330,613	329
FNMA ARM 5.08% 9/36 #889945	67,687	68
FNMA ARM 4.21% 5/35 #889946	534,797	520
FNMA ARM 5.57% 5/36 #891228	686,760	692
FNMA ARM 6.21% 4/36 #891332	228,785	231
FNMA ARM 6.08% 4/36 #895834	113,781	115
FNMA ARM 5.53% 5/36 #896468	149,453	153
FNMA ARM 5.50% 5/36 #896475	288,589	290
FNMA ARM 6.60% 9/36 #898177	452,165	458
FNMA ARM 6.62% 9/36 #898178	376,620	382
FNMA ARM 6.65% 9/36 #898179	439,589	446
FNMA ARM 6.62% 9/36 #898180	386,158	391
FNMA ARM 4.90% 2/36 #995015	4,994,152	4,993
FNMA ARM 4.59% 7/35 #995016	349,514	348
FNMA ARM 4.30% 2/35 #995017	658,041	652
FHASI 04-FL1 2A1 6ML+30 12/34	41,680	34
FIAOT 06A A3 4.93% 2/15/11	124,071	121
FLEETBOSTON FIN 7.375% 12/1/09	830,000	838
FORDO 07-A B 5.6% 10/12	195,000	166
FRNK 07-1 A4 5.03% 2/15	645,000	573
FHLT 04-1 M2 1ML+50 2/34	100,000	81
FHLT 05-A M1 1ML+43 1/35	80,024	64
GEMNT 07-1 B 4.95% 3/13	1,290,000	1,188
GEMNT 2007-3 A2 5.4% 6/13	4,000,000	3,635

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
GEMNT 2007-3 B 5.49% 6/13	1,355,000	1,181
GECMC 07-C1 XP CSTR 12/49	22,489,133	193
GMACC 04-C2 A2 CSTR 8/38	410,000	391
GMACC 04-C3 X2 CSTR 12/41	4,601,138	60
GMACC 05-C1 X2 CSTR 5/43	6,261,516	85
GMACC 06-C1 XP CSTR 11/45	9,632,442	54
GSR 05-AR2 2A1 CSTR 4/35	309,082	258
GECMC 04-C2 A2 4.119% 3/40	510,000	491
GE CAP CP MTN 7.5% 6/15/09	1,000,000	1,009
GEN ELEC CAP GLB 4.25% 9/13/10	1,445,000	1,392
GE CAP 5.2% 2/01/11	1,645,000	1,591
GA ST 5.35% 3/1/11	3,090,000	3,268
GMACM 05-AR5 IAI CSTR 9/35	162,460	138
GOLDMAN SACHS 6.6% 1/15/12	1,005,000	950
GOLDMAN SACHS 4.5% 6/15/10	585,000	552
GNR 02-37 C 5.878% 6/24	704,058	715
GNR 02-35 C CSTR 10/23	20,557	21
GNR 02-9 B 5.881% 3/24	8,113	8
GPMH 01-1 IA 1ML+34 4/32	117,356	115
GCCFC 05-GG3 XP CSTR 8/42	20,979,151	340
GSALT 07-1 A3 5.39% 12/11	1,165,000	1,113
HBOS PLC 5.625% 7/20/09 144A	495,000	487
HAT 2006-2 A4 5.67% 6/13	795,000	742
HMPT 99-HMTA B 7.3% 8/15	230,000	234
HAT 07-1 A4 5.33% 11/18/13	845,000	780
HART 05-A B 4.2% 2/12	244,896	236
HART 06-1 B 5.29% 11/12	46,503	45
HART 2007-A A3A 5.04% 1/12	825,000	794
ING SEC LIFE 4.25% 1/15/10 144A	2,000,000	1,991
IMM 04-9 M2 1ML+65 1/35	62,236	31
IMM 04-9 M3 1ML+70 1/35	45,783	23
IMM 04-9 M4 1ML+105 1/35	23,607	8
JPMORGAN CHASE 4.75% 5/1/13	1,315,000	1,219
JPMCC 2001-C1 A2 5.464% 10/35	282,510	277
JPMCC 03-CB7 X2 CSTR 1/38	1,545,925	20
JPMCC 04-CB9 A2 CSTR 6/41	390,000	365
JPMCC 04-CBX X2 CSTR 1/37	12,762,609	173
JPMMT 07-A1 1A1 CSTR 7/35	118,423	103
JACKSON NATL 5.375% 5/8/13 144	455,000	405
JPMRT 2006-A A4 5.14% 12/14	805,000	741

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
LBUBS 07-C1 A1 CSTR 2/15/40	195,762	184
LBUBS 07-C1 XCP CSTR 2/40 IO	4,794,548	82
LBUBS 2006-C6 A1 5.23% 9/39	309,342	294
LBUBS 2006-C7 A1 5.279% 11/38	136,313	129
LBUBS 07-C2 A1 5.226% 2/40	172,317	161
LBUBS 07-C2 XCP CSTR 2/40	20,578,261	412
LBUBS 00-C3 A2 7.95% 1/10	855,520	860
LBUBS 00-C5 A2 6.51% 12/26	1,912,144	1,876
LBUBS 01-C2 A2 6.653% 11/27	310,000	303
LBUBS 04-C6 A2 4.187% 8/29	640,000	625
LBUBS 04-C6 XCP CSTR 8/36	6,031,448	61
LBUBS 04-C8 XCP CSTR 12/39	3,120,646	41
LBUBS 04-C2 A3 3.973% 3/29	695,000	627
LBUBS 206-C1A XCP CSTR 2/41	26,776,652	303
LBART NT CL A-3 5.418% 12/10	37,011	37
LLL 1997-LLI D 7.15% 10/34	388,816	384
MSSTR 04-1 1A1 CSTR 8/17	258,663	235
MLCFC 07-6 A1 5.175% 3/12/51	195,530	183
MLCFC 2006-4 XP CSTR 12/49	44,806,346	1,079
MVCOT 05-2 A 4.6% 10/27	275,532	257
MVCOT 06-2A A 5.417% 10/28	257,275	190
MVCOT 06-2A B 5.467% 10/28	42,879	33
MARM 04-11 1A4 1ML+49 11/34	26,578	17
MARM 04-11 2A2 1ML+44 11/34	954	1
MALT 04-3 3A1 6% 4/34	90,051	86
MERRILL LYN MTN 4.125% 1/15/09	265,000	263
MERRILL LYN MTN 4.125% 9/10/09	425,000	401
MLCC 04-B A2 6ML+27 6/29	119,113	104
MLMT 04-MKB1 A2 4.353% 2/42	2,029,314	1,974
MLMT 04-KEY2 A2 4.166% 8/39	984,414	943
MLMT 04-BPC1 XP CSTR 9/41	11,391,741	210
MLMT 05-MKB2 XP CSTR 9/42	2,918,447	20
MLMT 05-MCP1 XP CSTR 6/43	6,093,663	110
MET LIFE GLBL 4.5% 5/5/10 144A	2,600,000	2,467
MET LIFE GLBL 5.75% 7/25/11 144	2,000,000	1,883
MLCFC 06-3 XP CSTR 7/46	13,117,802	350
MLCFC 07-8 A1 4.622% 8/49	293,393	266
MONUMENTAL GLBL 5.5% 4/13 144A	350,000	332
MSTDW GLBL 6.75% 4/15/11	185,000	173
MSC 04-HQ4 X2 CSTR 4/40	4,877,732	55
MSC 04-HQ3 A2 4.05% 1/41	319,544	303

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MSC 05-TOP17 X2 CSTR 12/41	4,312,422	80
MSC 05-IQ9 X2 CSTR 7/56	5,920,792	154
MSC 05-HQ5 X2 CSTR 1/42	6,349,022	44
MSC 2006-HQ8 A1 5.124 3/44	106,742	104
MSDWC 01-PPM A2 6.4 2/31	597,575	607
MSC 2006-T23 A1 5.682% 8/41	240,557	228
MSC 2006-HQ9 A1 5.49% 7/44	794,277	752
MSC 2007-HQ11 A1 CSTR 2/44	335,489	311
MSC 07-IQ13 A1 5.05% 3/44	329,026	300
NATL AUSTL BK 5.35% 6/12/13 144	750,000	695
NATL AUSTL BK A 8.6% 5/19/10	575,000	592
NCSLT 2007-2 AIO 6.7% 7/12	1,450,000	312
NCSLT 2006-2 AIO 6% 8/11	295,000	37
NCSLT 04-2 AIO 9.75% 10/14	815,000	200
NCSLT 05-1 AIO 6.75% 12/09	400,000	32
NCSLT 06-1 A-IO 5.5% 4/11	1,290,000	113
NCSLT 05-3W AIO1 4.8% 7/12	1,880,000	148
NCSLT 2006-3 AIO 7.1% 1/12	475,000	88
NCSLT 06-4 AIO 6.35% 02/12	1,720,000	313
NCSLT 2007-1 AIO 7.27% 4/12	2,050,000	419
NLFC 99-1 C 6.571% 1/31	114,510	114
NATIONWIDE BLD 4% 1/15/09	1,500,000	1,500
NAVOT 05-A A4 4.43% 1/14	525,000	495
NY LIFE GLBL MTN 3.875% 1/15/09	2,235,000	2,228
NY LIFE GLB 4.65% 5/9/13 144A	960,000	900
NALT 2006-A A4 5.1% 7/12	1,860,000	1,792
NORD 07-1A A 4.92% 5/13 144A	2,110,000	1,946
NEF 05-1 A5 4.74% 10/45	775,000	775
ONYX 05-B A4 4.34% 5/12	420,050	382
PERF 05-2 A2 5.03% 3/14	2,800,000	2,774
PACIFIC LIFE 3.75% 1/15/09 144A	1,500,000	1,500
PPSI 04-WHQ2 A3E 1ML+42 2/35	77,233	59
PRES & FELLOWS 3.7% 4/1/13	2,250,000	2,156
P&G INTL SCA 5.3% 7/6/09 144A	600,000	609
RAMP 04-SL2 A11 6.5% 10/16	30,765	30
SASC 04-GEL1 A 1ML+36 2/34	32,428	19
SBC COMM GLBL 6.25% 3/15/11	2,465,000	2,427
SVOVM 05-A A 5.25% 2/21	283,408	243
SBM7 00-C3 A2 6.592% 12/33	909,830	895
SBM7 00-C1 A2 7.52% 12/09	933,153	932

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
SBAC 05-1A A 5.369% 11/35	325,000	305
SBAC 05-1A B 5.565% 11/35	225,000	203
SEMT 03-5 A2 6ML+33 9/33	102,884	86
SEMT 04-3 A 6ML+25 5/34	101,120	79
SRFC 2006-1A A1 5.84% 5/18	277,580	222
STARW 99-C1A B 6.92% 2/14	175,000	176
TIAA GLOB MKTS 4.95% 7/13 144	1,080,000	1,015
TAROT 2006-C A4 5.31% 5/13	548,080	440
TAROT 2006-B A3 5.41% 8/11	220,473	210
TAROT 2006-B A4 5.52% 11/12	1,075,000	905
TAROT 06-A A3 4.77% 1/11	133,440	132
TOWER 06-1 B 5.588% 2/36	335,000	299
US BANCORP 4.5% 7/29/10	525,000	514
US BANCORP MTN 5.3% 4/28/09	510,000	509
USTN 4.875% 5/31/11	6,165,000	6,677
USTN 4.875% 7/31/11	14,500,000	15,727
USTN 4.5% 11/30/11	150,410,000	162,431
USTN 4.75% 5/31/12	20,300,000	22,181
USTN 4.125% 8/31/12	11,114,000	11,953
USTN 3.375% 11/30/12	5,800,000	6,067
USTN 2.75% 2/28/13	8,800,000	8,922
USTN TII .625% 4/15/13	2,750,000	2,585
USTN 3.5% 5/31/13	11,530,000	11,965
USTN 3.125% 9/30/13	3,173,000	3,225
USTN 1.5% 10/31/10	8,212,000	8,195
USTN 2.75% 10/31/13	12,180,000	12,139
VWALT 2006-A A3 5.5% 9/09	289,611	289
WAMU 05-AR16 1A3 CSTR 12/35	660,000	492
WESTO 04-4 A4 3.44% 5/12	564,933	536
WBCMT 05-C22 A1 4.98% 12/44	382,056	369
WBCMT 06-C24 XP CSTR 3/45	20,303,882	90
WBCMT 03-C6 A2 4.498% 8/35	381,596	363
WBCMT 03-C7 A1 4.241% 10/35	1,239,323	1,171
WBCMT 03-C8 A3 4.445% 11/35	1,375,000	1,301
WBCMT 04-C14 A2 4.368% 8/41	860,000	832
WBCMT 04-C15 XP CSTR 10/41	16,317,880	295
WALOT 06-1 A-3 5.1% 7/11	376,696	369
WBCMT 2006-C27 A1 5.405% 7/45	514,884	493
WBCMT 2006-C27 XP CSTR 7/45	21,082,766	235

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
WALOT 06-2 B 5.29% 6/12	320,000	295
WALOT 07-1 B 5.38% 7/20/12	990,000	921
WBCMT 2007-C30 XP CSTR 12/43	21,901,975	396
WMMNT 2007-B1 B1 4.95% 3/14	2,015,000	1,511
WAMMS 04-RA2 2A 7% 7/33	71,398	66
WELLS FARGO 3.98% 10/29/10	2,060,000	2,026
WELLS FARGO 4.2% 1/15/10	1,525,000	1,502
WFMBS 05-AR4 2A2 CSTR 4/35	1,689,265	1,460
WFMBS 05-AR2 2A2 4.57% 3/35	879,016	751
WFMBS 05-AR10 2A2 CSTR 6/35	754,409	643
WFMBS 05-AR12 2A6 CSTR 7/35	835,239	699
WESTO 05-3 A4 4.39% 5/13	630,353	614
WESTO 05-3 B 4.50% 5/13	300,000	280
Fidelity Advisor Stable Value Portfolio - Class II*		1,680
JP Morgan Chase Wrapper		163
Rabobank Nederland Wrapper		260
State Street Bank and Trust Wrapper		178
TOTAL BLENDED INTEREST FUND		533,047
DEERE & COMPANY COMMON STOCK*	4,000,920	226,023
PYRAMIS INTERMEDIATE DURATION COMMINGLED POOL*	4,816,360	56,448

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MUTUAL FUNDS:		
Fidelity Institutional Money Market Fund*	141,201,148	141,201
Fidelity Puritan Fund*	8,154,962	110,826
Fidelity Magellan Fund*	2,627,055	129,855
Fidelity Equity Income Fund*	2,220,581	73,701
Fidelity Growth Company Fund*	2,992,699	158,972
Fidelity OTC Portfolio Fund*	1,876,614	57,931
Fidelity Overseas Equity Fund*	3,081,603	78,427
Fidelity Asset Manager 50% Fund*	2,295,031	25,636
Fidelity Asset Manager 70% Fund*	3,836,634	43,738
Fidelity Diversified International Fund*	3,146,045	69,087
Fidelity Asset Manager 20% Fund*	1,750,809	18,331
Fidelity Small Cap Independent Fund*	4,693,862	52,994
Fidelity Asset Manager 85% Fund*	186,078	1,678
Fidelity Freedom Income Fund*	359,811	3,526
Fidelity Freedom 2000*	152,709	1,608
Fidelity Freedom 2010*	2,120,339	23,281
Fidelity Freedom 2020*	2,383,776	25,602
Fidelity Freedom 2030*	1,998,667	20,946
Fidelity Freedom 2040*	3,702,031	22,323
Fidelity Freedom 2005*	164,662	1,462
Fidelity Freedom 2015*	2,415,486	21,908
Fidelity Freedom 2025*	1,596,413	14,080
Fidelity Freedom 2035*	1,399,577	12,078
Fidelity Freedom 2045*	522,022	3,701
Fidelity Freedom 2050*	600,202	4,183
Spartan US Equity Index Advantage Fund*	5,224,806	179,054
Spartan Extended Market Index*	114,127	2,857
Spartan International Index*	59,438	1,613
Vanguard Growth Indexed Investor	70,366	1,549
Vanguard Value Indexed Investor	104,256	1,777
Vanguard Small Cap Indexed Investor	135,008	3,008
Fidelity U.S. Government Reserve Pool*	40,066	40
Fidelity Cash Reserves*	18,264,907	18,265
Fidelity Selected Money Market Fund*	228,065	228
Spartan U.S. Treasury Money Market Fund*	1,334,870	1,335
Fidelity Money Market Fund*	24,804	25
Total Mutual Funds		1,326,826

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
Fidelity BrokerageLink Accounts*		118,375
Loans to participants (at interest rates of 5% to 10.75% maturing from November 2008 through November 2031).*		27,024
Total investments		$ 2,287,743

* Represents a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and therefore is not included.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a - DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED OCTOBER 31, 2008

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
Deere & Company	Employer/Plan Sponsor	Participant contributions for employees from the December 21, 2007 payroll were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$ 1,883

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By:
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: FEBRUARY 25, 2009

Exhibit 23

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 2-90384, 33-49742, 33-55549, 333-62665, and 333-140980 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 24, 2009, relating to the financial statements and supplemental schedules of the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2008.

Deloitte & Touche LLP

Chicago, Illinois
February 24, 2009

END